SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETROBRAS ANNOUNCES THIRD QUARTER OF 2011 RESULTS

(Rio de Janeiro –  November 22, 2011) - Petróleo Brasileiro S.A. - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income attributable to Petrobras reached U.S.$3,859 million in the third quarter of 2011 and increased 28.2% in the nine-month period ended September 30, 2011 compared to the same period last year. Adjusted EBITDA for the nine-month period ended September 30, 2011 increased by 19.3% compared to the same period last year.

HIGHLIGHTS

(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010		2011	2010
6,648	3,859	4,725	Consolidated net income attributable to Petrobras	17,031	13,288
2,598	2,572	2,570	Total domestic and international oil and natural gas production (mbbl/d)	2,599	2,568
9,437	9,923	7,638	Adjusted EBITDA	28,882	24,218

• Operational start-up of P-56 platform on August 15, 2011, which is already producing 38,500 barrels per day from two production wells. The platform is expected to reach 80% of its operational capacity by the end of 2011.

• Pre-salt production reached 135,000 barrels of oil equivalent per day in September. The first producing well of the Lula Pilot recorded an output of more than 27.5 thousand bbl/day for the fifth consecutive month.

• We currently have 23 drilling rigs with a capacity of operating at a water depth of more than two thousand meters (approximately 6,600 feet). We expect to receive 17 new drilling rigs by the end of 2012.

• Operational start-up of Lula-Mexilhão gas pipeline in September, with outflow capacity of up to 10 million cubic meters of natural gas per day.

• Our capital expenditures reached U.S.$11,579 million in the third quarter of 2011, an increase of 12.6% compared to the second quarter of 2011 and 49.3% of which was invested in exploration and production projects in Brazil.

• A total payment of U.S.$5,504 million of interest on shareholders’ equity and dividends to shareholders was attained in the nine-month period ended September 30, 2011. On September 30, 2011, the third portion of interest on shareholders’ equity was provisioned in the amount of U.S.$1,407 million.

• For the sixth consecutive year we were listed on the Dow Jones Sustainability World Index, the world’s leading sustainability index.

• We are currently working on discontinuing U.S. GAAP and adopting IFRS, as issued by the IASB, as the basis for preparing and disclosing our financial statements for SEC filings purposes for the year ended December 31, 2011, as previously mentioned in our 2010 Form 20-F filed on May 25, 2011.

www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor, 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events.   Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, natural disasters and accidents, receipt of governmental approvals and licenses and our ability to obtain financing.    All forward-looking statements are qualified in their entirety by this cautionary statement.   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Dear shareholders and investors,

We are pleased to announce our results for the third quarter of 2011, amidst a global economic environment that is characterized by volatility and uncertainties. Despite the unfavorable economic climate, we maintained a robust cash flow backed by sound operating performance in an expanding domestic market.

Cash generation measured by Adjusted EBITDA reached U.S.$9,923 million in the third quarter of 2011, an increase of 5.1% compared to the second quarter of 2011, although net income decreased by 42.0% in the third quarter of 2011 compared to the second quarter of 2011 primarily as a result of the impact of exchange variation on dollar-denominated debt. The 18.8% decrease in the value of the Real against the U.S. dollar in the third quarter of 2011 compared to the second quarter of 2011 resulted in a monetary and exchange rate variation expense of U.S.$3,782 million in the third quarter of 2011.

The third quarter of 2011 was highlighted by the operational start-up of the P-56 platform in the Marlim Sul field in the Campos Basin, the output of which has already reached 38,500 barrels per day. Moreover, the Lula-Mexilhão gas pipeline came on-stream in the Santos Basin, which will enable the transportation of natural gas in the first phase of the pre-salt development as well as promote flexibility in supplying gas to the domestic market.

We also concluded the Guará extended well test (EWT) in the Santos Basin with a view to install the Pilot System project by the end of 2012 in light of promising results.  In October, we began the EWT in the Carioca field, which is already producing an average of 18,000 barrels per day.

Furthermore, we announced significant discoveries in the Espírito Santo and Sergipe-Alagoas basins, where we setup our first ultra-deep-water exploration project. The data we have obtained so far have confirmed the existence of a new oil province in this basin that holds high quality light crude oil.

The Brazilian oil products market continued to outpace the global market and the Brazilian economy as a whole, led by diesel and jet fuel sales that increased by 8.6% and 6.1%, respectively, in the third quarter of 2011 compared to the second quarter of 2011. We continue to invest in the expansion of our refineries, strengthening our position as an integrated company.

We recently announced an increase in the price of diesel of 2.0% and gasoline of 10.0%, effective November 1, based on the Company’s policy of aligning oil product prices with international prices in the medium to long term.

In the financial realm, the Progredir program that was launched in June has already concluded over 160 financial operations and has more than U.S.$415 million in financings. Progredir is part of Petrobras’ strategy of strengthening and expanding its production chain, guaranteeing more robust financial situation to our suppliers. It creates a healthy credit environment, by having loans that are backed by Petrobras’ receivables, thus reducing funding costs for the borrowers without compromising Petrobras’ cash position.

We were included in the Dow Jones Sustainability Index, the world’s leading sustainability index, for the sixth consecutive year. We improved our performance with respect to economic and social criteria and were granted the highest score in the Transparency criterion for the fifth time. Our investments in improving fuel quality are also showing positive results: our refining and clean fuels indicator has improved substantially, resulting in an evaluation that is significantly above the sector average.

Finally, we celebrated 58 years of existence on October 3, 2011 with exceptionally promising prospects, including doubling oil production over the next ten years. Thanks to product and service quality, a strong commitment to sustainable development, state-of-the-art technology and exemplary management, Petrobras continues to strengthen its position as a major player in the global oil and gas market and is fully prepared for new conquests.

2

Net Income and Consolidated Financial and Economic Indicators

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	Income statement data (in millions of U.S. dollars, except for per share and per ADS data) (1)	2011	2010

47,934	48,966	38,859	Sales of products and services	138,022	110,407
38,209	38,973	30,881	Net operating revenues	109,795	88,064
7,046	7,434	5,683	Operating income	21,874	18,250
1,957	(2,918)	1,206	Financial income (expense), net	271	527
6,648	3,859	4,725	Net income attributable to Petrobras	17,031	13,288
0.51	0.30	0.53	Basic and diluted earnings per common and preferred share	1.31	1.51
1.02	0.60	1.06	Basic and diluted earnings per ADS	2.62	3.02

			Net income by business segment (in millions of U.S. dollars)

6,497	6,291	4,104	• Exploration and Production	18,227	11,943
(1,570)	(1,983)	324	• Refining, Transportation and Marketing	(3,574)	1,040
484	821	174	• Gas and Power	1,660	560
(27)	(40)	(19)	• Biofuels	(76)	(36)
345	24	131	• International	887	695
133	203	193	• Distribution	556	534
876	(1,433)	(107)	• Corporate	(33)	(1,336)

10,282	11,579	14,007	Total capital expenditures (in millions of U.S. dollars) (1) (9)	31,785	33,394

			Other data (non-GAAP measures)
37.2	37.1	40.2	Gross margin (%) (2)	38.5	41.9
18.4	19.1	18.4	Operating margin (%) (3)	19.9	20.7
17.4	9.9	15.3	Net margin (%) (4)	15.5	15.1
9,437	9,923	7,638	Adjusted EBITDA (5)	28,882	24,218
41	43	41	Debt to equity ratio (%) (6)	43	41

			Financial and economic indicators
117.36	113.46	76.86	Brent crude (U.S.$/bbl)	111.93	77.13
1.5962	1.6357	1.7496	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.6331	1.7815
1.5611	1.8544	1.6942	Period-end commercial selling rate for U.S. Dollar (R$/U.S.$)	1.8544	1.6942

			Price indicators
			Crude oil and NGL average sales price (U.S. dollars/bbl)
108.97	102.86	72.10	Brazil (7)	101.95	72.92
91.09	88.71	63.35	International	88.96	63.94

			Natural gas average sales price (U.S. dollars/mcf)
9.01	9.10	6.54	Brazil (8)	8.79	6.87
2.55	2.65	2.02	International	2.65	2.32

(1)    Impacted by the increase in the value of Real against U.S. dollar in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

(2)    Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(3)    Operating margin equals operating income divided by net operating revenues.

(4)    Net margin equals net income divided by net operating revenues.

(5)    Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs. See the following page for a reconciliation between Adjusted EBITDA and net income.

(6)    Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

(7)    Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

(8)     As of September 2011, we have factored in natural gas realization prices.

(9)     Capital expenditures differ from our total consolidated investments, disclosed in Brazil under IFRS, primarily due to geological and geophysics and scheduled stoppages expenditures.

3

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)
				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010		2011	2010
6,648	3,859	4,725	Net income attributable to Petrobras	17,031	13,288
2,457	2,590	2,078	Depreciation, depletion and amortization	7,322	6,208
2	-	-	Impairment	2	94
(1,102)	(1,103)	(555)	Financial income	(3,250)	(1,479)
30	239	441	Financial expense	657	1,263
(885)	3,782	(1,092)	Monetary and exchange variation	2,322	(311)
2,132	926	1,983	Total income tax expense	5,107	5,030
(128)	232	(248)	Equity in results of non-consolidated companies	(111)	(220)
283	(602)	306	Non-controlling interest in results of consolidated subsidiaries	(198)	345
9,437	9,923	7,638	Adjusted EBITDA	28,882	24,218
24.7	25.5	24.7	Adjusted EBITDA margin (%)(1)	26.3	27.5

 (1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the nine-month period ended September 30, 2011 and for the nine-month period ended September 30, 2010 has been affected by the 9.1% increase in the value of the Real against the U.S. dollar during that period.

Net Income Overview

Net operating revenues increased by 24.7% to U.S.$109,795 million for the nine-month period ended September 30, 2011 compared to U.S.$88,064 million for the nine-month period ended September 30, 2010, primarily due to an increase of 45.1% in international Brent crude oil and oil products prices, which increased the prices of exports, international sales, trading operations and domestic oil products (indexed to international prices); and higher domestic demand for oil products, mainly of diesel, gasoline and jet fuel. Those effects were partially offset by lower crude oil exports attributable to higher volumes of domestic crude oil processed by the refineries and also to the 9.1% increase in the value of the Real against the U.S. dollar during the period.

Cost of sales increased by 32.0% to U.S.$67,564 million for the nine-month period ended September 30, 2011 compared to U.S.$51,185 million for the nine-month period ended September 30, 2010, primarily due to higher domestic demand of oil products, higher crude oil and oil products import volumes and prices and also to increased production taxes.

The increase in net income was also due to:

•   Higher net income attributable to the non-controlling interest (U.S.$543 million), mainly due to the impact of the exchange rate variation on special purpose entity (SPE) debt expressed in U.S. dollars; and

•   A higher tax benefit related to the provisioning of interest on shareholders’ equity (U.S.$568 million).

These effects were partially offset by:

•   Lower financial income (expense), net, which decreased to U.S.$271 million in the nine-month period ended September 30, 2011 compared to U.S.$527 million in the same period last year, due mainly to the 11.3% decrease in the value of the Real against the U.S. dollar over the net debt in the nine-month period ended September 30, 2011, compared to the 2.7% increase in the value of the Real against the U.S. dollar in the same period last year, which generated exchange variation expense of U.S.$2,322 million in the nine-month period ended September 30, 2011 compared to an exchange variation gain of U.S.$311 million in the same period last year. This effect was partially offset by higher financial income  (U.S.$1,771 million), generated by higher interest rates in Brazil.

4

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•

domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•

costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

•	selling (which includes expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar; and

•	the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais.  When the Real appreciates against the U.S. dollar, as it did in the nine-month period ended September 30, 2011, with an appreciation of 9.1%, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways.  As a consequence, the following comparison between our results of operations in the nine-month period ended September 30, 2011 and in the nine-month period ended September 30, 2010 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

5

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The comparison between our results of operations has been affected by the 9.1% increase in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

Revenues

Consolidated sales of products and services increased by 25.0% to U.S.$138,022 million in the nine-month period ended September 30, 2011 compared to U.S.$110,407 million in the nine-month period ended September 30, 2010. This increase was primarily a result of a 45.1% increase in international Brent crude oil and oil products prices, which increased the prices of exports, international sales, trading operations and domestic oil products (indexed to international prices); and a 7.3% increase in sales volumes in the domestic market, primarily attributable to a 8.8% increase in oil products demand and a 2.7% increase in natural gas demand. For more information on the domestic increase of sales volumes, see the discussion of sales volumes on page 18.

Included in sales of products and services is the following amount that we collected on behalf of federal or state governments:

•

Domestic Value-added tax (ICMS), Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS), Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE, the per-transaction fee due to the Brazilian government), and other taxes on sales of products and services and social security contributions. These taxes increased by 26.3% to U.S.$28,227 million in the nine-month period ended September 30, 2011 compared to U.S.$22,343 million in the nine-month period ended September 30, 2010, primarily due to higher prices and higher domestic sales volumes.

Net operating revenues increased by 24.7% to U.S.$109,795 million in the nine-month period ended September 30, 2011 compared to U.S.$88,064 million in the nine-month period ended September 30, 2010 due to the increases mentioned above.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the nine-month period ended September 30, 2011 increased by 32.0% to U.S.$67,564 million compared to U.S.$51,185 million in the nine-month period ended September 30, 2010. This increase was primarily a result of:

•

37.4% (U.S.$5,941 million) increase in the cost of imports, primarily due to the growing demand for oil products in Brazil, mainly gasoline, diesel and jet fuel. The growth in Brazilian demand was met by higher volumes of imports, purchased at prevailing international prices, which increased by 10.9% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010;

•

23.8% (U.S.$5,908 million) increase in the cost of sales of the Distribution segment, due to the 6.0% increase on sales volumes, which also generated a 23.1% (U.S.$6,282 million) increase in net operating revenues; and

•

36.5% (U.S.$2,987 million) increase in production taxes and charges in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010. These include royalties, which increased by 29.2% (U.S.$1,163 million), and special participation charges (a charge payable in the event of high production or profitability from our fields), which increased by 43.8% (U.S.$1,817 million). The increase in production taxes and charges in the nine-month period ended September 30, 2011 was due to a 43.4% increase in the reference price for domestic oil, which averaged U.S.$98.27/bbl in the nine-month period ended September 30, 2011 compared to U.S.$68.55/bbl in the nine-month period ended September 30, 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based.

6

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased by 17.9% to U.S.$7,322 million in the nine-month period ended September 30, 2011 compared to U.S.$6,208 million in the nine-month period ended September 30, 2010, due to the impact of the appreciation of the Real and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased by 38.0% to U.S.$1,852 million in the nine-month period ended September 30, 2011 compared to U.S.$1,342 million in the nine-month period ended September 30, 2010, due to the impact of the appreciation of the Real and to higher write-off amounts of dry and economically unviable wells in the period, generated by the increased exploratory activity.

Impairment

In the nine-month period ended September 30, 2011, we recorded an impairment charge of U.S.$2 million compared to U.S.$94 million in the nine-month period ended September 30, 2010. In the nine-month period ended September 30, 2010, the impairment charge amounted to U.S.$94 million and was related to losses on the recoverable amount of our 65% interest in the Breitener thermoelectric power plant in Manaus, Amazonas - Brazil and on the recoverable amount of assets held for sale in the International segment (related to Refining, Transportation and Marketing and Distribution activities) which were written down to their fair value for the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 15.5% to U.S.$7,513 million in the nine-month period ended September 30, 2011 compared to U.S.$6,502 million in the nine-month period ended September 30, 2010.

Selling expenses increased by 11.2% to U.S.$3,674 million in the nine-month period ended September 30, 2011 compared to U.S.$3,303 million in the nine-month period ended September 30, 2010. Excluding the impact of the appreciation of the Real, selling expenses remained relatively constant in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

General and administrative expenses increased by 20.0% to U.S.$3,839 million in the nine-month period ended September 30, 2011 compared to U.S.$3,199 million in the nine-month period ended September 30, 2010. The increase in general and administrative expenses was primarily attributable to the impact of the appreciation of the Real and also to higher personnel expenses due mainly to increased workforce, to higher personnel training costs and also to the salary increases.

Research and Development Expenses

Research and development expenses increased by 40.2% to U.S.$1,032 million in the nine-month period ended September 30, 2011 compared to U.S.$736 million in the nine-month period ended September 30, 2010. This higher expense was primarily due to expenses related to the development of the Sistema de Separação Submarina de Água e Óleo – SSAO (System of Submarine Separation of Water from Oil) technological project and also due to an increase of 45.1% in international Brent crude oil and oil products prices, which are the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian Law.

7

Other Operating Expenses

Other operating expenses decreased by 29.7% to U.S.$2,636 million in the nine-month period ended September 30, 2011 compared to U.S.$3,747 million in the nine-month period ended September 30, 2010.  A breakdown of other operating expenses by segment is included on page 28.

The most significant changes between the nine-month period ended September 30, 2011 and the nine-month period ended September 30, 2010 are described below:

•

73.9% (U.S.$668 million) decrease in expenses for losses and contingencies related to legal and administrative proceedings, to U.S.$236 million in the nine-month period ended September 30, 2011 compared to U.S.$904 million in the same period last year. In the nine-month period ended September 30, 2010, expenses for losses and contingencies related to legal and administrative proceedings were mainly affected by provisions for contingencies related to the IPI (Federal VAT tax) tax credit-premium assignment, to the ICMS tax (domestic value-added tax) related to the sinking of the P-36 Platform, to the Consortium IVI – Verolme Ishibras S.A. and to ICMS of Rio de Janeiro state tax debts;

•	U.S.$423 million increase in gains related to legal and arbitral proceedings, occurred only in the nine-month period ended September 30, 2011;
•

100.0% (U.S.$412 million) decrease in losses related to the corporate reorganization of the petrochemical sector in 2010 resulting from the integration of petrochemical investments in Braskem, to zero in the nine-month period ended September 30, 2011 compared to U.S.$412 million in the nine-month period ended September 30, 2010;

•

31.8% (U.S.$57 million) increase in gains related to government subsidies, incentives and donations, to U.S.$236 million in the nine-month period ended September 30, 2011 compared to U.S.$179 million in the nine-month period ended September 30, 2010; and

•

28.8% (U.S.$45 million) decrease in operating expenses at thermoelectric power plants, to U.S.$111 million in the nine-month period ended September 30, 2011 compared to U.S.$156 million in the nine-month period ended September 30, 2010.

These decreases in expenses and the occurrence of gains were partially offset by:

•

267.3% (U.S.$433 million) increase in expenses for unscheduled stoppages of plant and equipment, to U.S.$595 million in the nine-month period ended September 30, 2011 compared to U.S.$162 million in the nine-month period ended September 30, 2010;

•

U.S.$163 million increase in results from sales and write-off of assets, to an expense of U.S.$161 million in the nine-month period ended September 30, 2011 compared to an income of U.S.$2 million in the nine-month period ended September 30, 2010; and

•

20.3% (U.S.$130 million) increase in employee benefit expenses for non-active participants, to U.S.$770 million in the nine-month period ended September 30, 2011 compared to U.S.$640 million in the nine-month period ended September 30, 2010.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased to a gain of U.S.$111 million in the nine-month period ended September 30, 2011 compared to a gain of U.S.$220 million in the nine-month period ended September 30, 2010, primarily due to losses from investments in the petrochemical sector generated by the 11.3% decrease in the value of the Real against the U.S. dollar over the net debt of the petrochemical affiliated companies.

8

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased by 119.7% to U.S.$3,250 million in the nine-month period ended September 30, 2011 compared to U.S.$1,479 million in the nine-month period ended September 30, 2010. This increase was primarily attributable to higher income in financial investments (U.S.$747 million) and in marketable securities (U.S.$1,015 million) generated by higher interest rates in Brazil. A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2011.

Financial Expenses

Financial expenses decreased by 48.0% to U.S.$657 million in the nine-month period ended September 30, 2011 compared to U.S.$1,263 million in the nine-month period ended September 30, 2010. This decrease was primarily attributable to higher capitalized interest income (which resulted in a U.S.$1,366 million decrease in financial expenses), partially offset by increased financial expenses related to our debt (U.S.$812 million). A breakdown of financial expenses is set forth in Note 11 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2011.

Monetary and Exchange Variation

Monetary and exchange variation decreased to a loss of U.S.$2,322 million in the nine-month period ended September 30, 2011 compared to a gain of U.S.$311 million in the nine-month period ended September 30, 2010.  The loss in the nine-month period ended September 30, 2011 compared to the gain in the nine-month period ended September 30, 2010 was primarily due to the 11.3% decrease in the value of the Real against the U.S. dollar over the net debt in the nine-month period ended September 30, 2011, compared to the 2.7% increase in the value of the Real against the U.S. dollar in the same period last year.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased by 5,4% to U.S.$316 million in the nine-month period ended September 30, 2011 compared to U.S.$334 million in the nine-month period ended September 30, 2010.  Excluding the impact of the appreciation of the Real, the decrease in other taxes, consisting of various taxes on financial transactions, was primarily due to losses on the recoverable amounts of tax credits for the nine-month period ended September 30, 2010.

Income Tax (Expense) Benefit

Income before income taxes and the non-controlling interest increased by 17.6% to U.S.$21,940 million in the nine-month period ended September 30, 2011 compared to U.S.$18,663 million in the nine-month period ended September 30, 2010. Income tax expense increased by 1.5% to U.S.$5,107 million in the nine-month period ended September 30, 2011, compared to U.S.$5,030 million in the nine-month period ended September 30, 2010, remaining relatively constant during the period. The reconciliation between the tax that was calculated based upon statutory tax rates to the income tax expense and effective rates is set forth in Note 3 of our unaudited consolidated financial statements for the nine-month period ended September 30, 2011.

9

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration and Production segment being sold or transferred to other business segments of the Company. We provide below the financial information from our different business segments and related operating information.

EXPLORATION AND PRODUCTION

(U.S.$ million)
For the nine-month periods ended September 30,
2011	2010
18,227	11,943

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The 52.6% increase in net income from Exploration and Production for the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 was primarily due to a 39.8% increase in average domestic oil and NGL prices and to the increase in oil and NGL production.

These effects were partially offset by increased expenses from government participation charges.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from U.S.$ 4.21/bbl in the nine-month period ended September 30, 2010  to U.S.$9.98/bbl in the nine-month period ended September 30, 2011.

Other information relevant for this segment:

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	EXPLORATION AND PRODUCTION – BRAZIL	2011	2010
			Average daily crude oil and gas production
2,018	1,978	1,991	Crude oil and NGLs – Brazil (mbbl/d) (1)	2,013	1,995
2,124	2,136	1,998	Natural gas - Brazil (mmcf/d) (2)	2,100	1,962

(1)             Includes production from shale oil reserves.

(2)             Does not  include LNG. Includes reinjected gas.

(Jan-Set/2011 x Jan-Set/2010): Increased production in the Jubarte, Cachalote, Baleia Franca (Parque das Baleias), Marlim Leste, Barracuda and Lula fields (increase of 187,000 barrels per day), partially offset by decreased production in the Marlim and Albacora Leste fields, due to higher number of maintenance activities, to the natural decline from mature fields and to the higher number of well interventions in Roncador, Golfinho, Espadarte and Albacora fields (165,000 barrels per day).

10

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	LIFTING COSTS – BRAZIL (U.S. dollars/boe)	2011	2010
			Crude oil and natural gas – Brazil
13.12	13.37	10.60	Excluding production taxes (1)	12.63	9.94
35.00	31.25	24.67	Including production taxes (1)	32.25	24.31

(1)             Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(Jan-Set/2011 x Jan-Set/2010): Our unit lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation charges and rental of areas) increased by 27.1% to U.S.$12.63/bbl in the nine-month period ended September 30, 2011 compared to U.S.$9.94/bbl in the nine-month period ended September 30, 2010. Excluding the impact of the appreciation of the Real and the increased production volumes, our unit lifting costs in Brazil increased by 24.0% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 due to higher initial unit costs of the new production systems of Lula, Uruguá, Mexilhão and Parque das Baleias fields (43.0% increase). Other factors that contributed to the increase in unit lifting costs are the higher number of interventions, maintenances and scheduled stoppages in platforms and wells of Marlim, Albacora, Albacora Leste, Roncador, Golfinho and Espadarte fields (38.0% increase), besides the salary increases arising out of the Collective Bargaining Agreement for 2010 and the provision for salary increases pursuant to negotiations of the Collective Bargaining Agreement for 2011 (19.0% increase).

Lifting Costs - Including production taxes

(Jan-Set/2011 x Jan-Set/2010): Our unit lifting costs in Brazil, including production taxes, increased by 32.7% to U.S.$32.25/bbl in the nine-month period ended September 30, 2011 compared to U.S.$24.31/bbl in the nine-month period ended September 30, 2010. Excluding the impact of the appreciation of the Real, our unit lifting costs in Brazil, including production taxes, increased by 29.0% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010, primarily attributable to a 43.4% increase in the reference price for domestic oil, which averaged U.S.$98.27/bbl in the nine-month period ended September 30, 2011 compared to U.S.$68.55/bbl in the nine-month period ended September 30, 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based.

11

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)
For the nine-month periods ended September 30,
2011	2010
(3,574)	1,040

Our Refining, Transportation and Marketing (RTM) segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which comprises investments in domestic petrochemical companies. Our RTM segment purchases crude oil from our E&P segment and imports oil to blend with our domestic oil. Additionally, our RTM segment purchases oil products in the international markets to meet demand for such products from the domestic market that exceed its refining output. RTM acquires crude oil and oil products at the international price, either from our E&P segment or from the international markets. It sells products in Brazil at a price that we expect will equal international prices in the long run but that can lag the international markets with respect to prices for gasoline, diesel and residential LPG. Depending on the impact of this lag effect, RTM earnings may differ from international refining margins.

The decrease in net income for our RTM segment in the nine-month period ended September 30, 2011 compared to the same period of 2010 was due to the higher oil acquisition/transfer costs and higher oil product imports.

These effects were partially offset by higher average price realization of exports and higher domestic prices, where oil products are indexed to international prices.

Other information relevant for this segment:

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	IMPORTS AND EXPORTS	2011	2010
			Imports (mbbl/d)
347	316	317	Crude oil imports	356	331
374	499	445	Oil product imports	384	336
			Exports (mbbl/d)
486	400	432	Crude oil exports (1) (2)	441	516
213	222	179	Oil product exports (2)	215	196
(22)	(193)	(151)	Net exports (imports) of crude oil and oil products	(84)	45

(1)             Includes crude oil export volumes of Refining, Transportation and Marketing and Exploration and Production segments.

(2)             Includes exports in progress.

(Jan-Set/2011 x Jan-Set/2010):  We imported higher volumes of oil products, mainly diesel and gasoline, to meet higher domestic demand, and we increased crude oil imports to support the increased feedstock that was processed.

We decreased crude oil exports as a result of the increased feedstock processed. Crude oil exports were higher in the nine-month period ended September 30, 2010 due to the decline in the volumes of crude oil processed caused by the scheduled stoppage at the Replan Refinery.

12

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	OUTPUT OF OIL PRODUCTS – BRAZIL	2011	2010
			Refining and marketing operations (mbbl/d)
			Brazil
1,869	1,886	1,843	Output of oil products	1,878	1,805
2,007	2,007	2,007	Installed capacity (1)	2,007	2,007
92	93	91	Utilization (%)	92	89

81	82	83	Domestic crude oil as % of total feedstock processed	82	82

(1)             As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

(Jan-Set/2011 x Jan-Set/2010): Refinery output in Brazil increased by 4.0% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010, due to scheduled stoppages that arose at Replan Refinery last year.

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	REFINING COSTS – BRAZIL (U.S. dollars/boe)	2011	2010
5.48	5.15	4.89	Refining costs – Brazil	5.06	4.17

(Jan-Set/2011 x Jan-Set/2010): Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased by 12.0% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 due to higher costs associated with maintenance and repairs, and the cost of materials  used to improve the quality of oil products and to maintain the increased levels of feedstock processed. The increase of our refining costs in Brazil was also due to higher personnel expenses attributable in large part to salary increases arising out of the Collective Bargaining Agreement for 2010 and also to the provision for salary increases pursuant to negotiations of the Collective Bargaining Agreement for 2011.

13

GAS AND POWER

(U.S.$ million)
For the nine-month periods ended September 30,
2011	2010
1,660	560

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in local gas companies, thermoelectric power generation and our two domestic fertilizer plants.

The increase in net income for our Gas and Power segment for the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 was due to the increase in natural gas domestic sales volumes, led by growth in the industrial sector and increased demand for power generation; lower acquisition/transfer costs of domestic natural gas reflecting international prices and the appreciation of the Real against the US dollar; increased fixed revenue from energy auctions; and increased fertilizer sales, reflecting growth in demand, higher prices of agricultural commodities and the use of tax credits.

Other information relevant for this segment:

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	IMPORTS OF GAS AND SALES AND GENERATION OF ELECTRICITY	2011	2010
15	17	94	Imports of LNG (mbbl/d)	13	95
162	181	184	Imports of Gas (mbbl/d)	170	168
2,008	1,803	1,827	Sales of electricity (contracts) – MW average	1,927	2,056
626	690	2,853	Generation of electricity – MW average	696	1,405
12.5	12.2	67.4	Settlement price of differences – U.S.$/MWh (1)	15.3	33.7

(1)             Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

(Jan-Set/2011 x Jan-Set/2010): The 86.3% decrease in imports of LNG was due to lower demand for thermoelectric power generation.

The 1.2% increase in imports of gas volumes from Bolivia was primarily a result of increased industrial consumption.

The decrease in sales of electricity was attributable to the lower volumes available for sale to the free market, which resulted from the reallocation of a part of this energy to energy auctions subject to market regulation.

The 50.5% decrease in electricity output was attributable to the decision of the Operador Nacional do Sistema Elétrico (National Electricity System Operator – ONS) to decrease thermoelectric power generation because of the higher water reservoir levels at the hydroelectric power plants.

The 54.6% decrease in the settlement price of differences (price of power in the spot market) was due to the higher rainfall levels in 2011.

14

BIOFUEL

The Brazilian biofuel sector is undergoing consolidation and as a result, we have not been able to achieve more favorable operational margins with current sales volumes and the price levels practiced at auctions. This segment also includes ethanol business investments.

(U.S.$ million)
For the nine-month periods ended September 30,
2011	2010
(76)	(36)

Our Biofuel segment comprises the production of biodiesel and byproducts, and purchases and sales of vegetable oils and ethanol.

The decrease in net income in the Biofuel segment in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 was primarily due to increases in costs for acquisition and transportation of raw-material for biodiesel production, expenses related to the implementation of new projects and higher operating expenses, reflecting the expansion of our business.

These effects were partially offset by the increase of biodiesel sales volumes and our acquisitions of companies in the ethanol industry.

DISTRIBUTION

(U.S.$ million)
For the nine-month periods ended September 30,
2011	2010
556	534

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

Excluding currency effects the decrease in net income from the Distribution segment in the nine-month period ended September 30, 2011 compared to the same period of 2010 was mainly due to increased costs related to commercial services.

These effects were offset by the 6% increase in sales volumes.

The segment accounted for a 39.1% of the national fuel distribution market in the nine-month period ended September 30, 2011, compared to 38.7% in the nine-month period ended September 30, 2010.

15

INTERNATIONAL

(U.S.$ million)
For the nine-month periods ended September 30,
2011	2010
887	695

The International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved result in the International segment in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 was due primarily to the recovery of commodities prices in the international market.

Other information relevant for this segment:

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	EXPLORATION AND PRODUCTION – INTERNATIONAL(4)	2011	2010
			Average daily crude oil and gas production
124	130	144	Crude oil and NGLs – International (mbbl/d) (1)	131	144
564	600	564	Natural gas - International (mmcf/d) (2)	576	564
8	8	8	Non-consolidated international production(3)	9	8

(1)             Includes production from shale oil reserves.

(2)             Does not include LNG. Includes reinjected gas.

(3)             Non-consolidated companies in Venezuela.

(4)             Some of the countries that integrates the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

(Jan-Set/2011 x Jan-Set/2010): International consolidated crude oil and NGL production decreased by 9.0% mainly due to the institution of production taxes charged in crude oil barrels in the Agbami field in Nigeria since March 2011, and also to the cancellation of production agreements in Ecuador.

International consolidated natural gas production increased by 2.1% due to higher Brazilian demand for Bolivian gas.

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	LIFTING COSTS – INTERNATIONAL (U.S. dollars/boe)	2011	2010
7.31	7.21	6.02	Crude oil and natural gas – international	6.73	5.54

(Jan-Set/2011 x Jan-Set/2010): The 21.5% increase in our international lifting costs was primarily due to increased well interventions and the higher costs of third-party services and materials in Argentina as a result of higher contractual prices.

16

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	OUTPUT OF OIL PRODUCTS – INTERNATIONAL	2011	2010
			Refining and marketing operations (mbbl/d)
			International
194	187	227	Output of oil products	197	220
231	231	281	Installed capacity	231	281
68	74	73	Utilization (%)	68	70

(Jan-Set/2011 x Jan-Set/2010): The 10.5% decrease in our international refinery output and the 17.8% decrease in our installed capacity were generated by the sale of the San Lorenzo Refinery in Argentina and also by the scheduled stoppage of the U.S. fluid catalytic cracking unit of the Pasadena Refinery between March 2011 and May 2011.

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	REFINING COSTS – INTERNATIONAL (U.S. dollars/boe)	2011	2010
5.70	4.34	4.44	Refining costs – International	4.96	3.82

(Jan-Set/2011 x Jan-Set/2010): International refining costs increased by 29.8% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 due to a reduction in volumes of processed feedstock and to expenses incurred as a result of the scheduled stoppage of the U.S. fluid catalytic cracking unit of the Pasadena Refinery between March 2011 and May 2011.

17

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010	SALES VOLUMES – mbbl/d	2011	2010
871	946	859	Diesel	871	798
481	488	379	Gasoline	469	388
81	80	104	Fuel oil	82	103
172	160	172	Naphtha	162	166
227	235	230	LPG	223	218
98	104	93	Jet fuel	100	87
188	195	196	Other (1)	191	168
2,118	2,208	2,033	Total oil products	2,098	1,928
82	91	111	Ethanol and other products	86	95
303	328	353	Natural gas	305	297
2,503	2,627	2,497	Total domestic market	2,489	2,320
700	630	612	Exports	659	713
506	436	574	International sales	493	591
1,206	1,066	1,186	Total international market	1,152	1,304
3,709	3,693	3,683	Total	3,641	3,624

(1)     Mainly composed of asphalt sales volumes, due to higher demand from infrastructure projects.

Our domestic sales volumes increased by 7.3% to 2,489 mbbl/d in the nine-month period ended September 30, 2011 compared to 2,320 mbbl/d in the nine-month period ended September 30, 2010, primarily due to:

•         Diesel (increase of 9.1%) – The increase in diesel sales was primarily due to growth in the Brazilian economy, to increased activity in the agricultural sector and to the loss of domestic market share of our competitors.

•         Gasoline (increase of 20.9%) – The increase in gasoline sales volumes was due to competitive gasoline prices compared to ethanol prices in most Brazilian federal states, to an increase in the fleet of vehicles and to the loss of domestic market share of our competitors.

•         Jet fuel (increase of 14.9%) – The increase in jet fuel sales was due to growth in the Brazilian economy and to the 9.1% appreciation of the Real which boosted supply and demand of domestic and international flights.

•         Natural gas (increase of 2.7%) – The increase in natural gas sales was a result of industrial growth and increased demand for power generation.

The 20.4% decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector.

Our sales volumes to the international market decreased by 11.7% to 1,152 mbbl/d in the nine-month period ended September 30, 2011 compared to 1,304 mbbl/d in the nine-month period ended September 30, 2010 , primarily due to:

•         Exports (decrease of 7.6%) – We decreased our exports to replenish our domestic crude oil inventories in 2011. We also decreased crude oil exports in the nine-month period ended September 30, 2011 because of the recovery in the volumes of crude oil processing capacity in the Replan Refinery, which in the nine-month period ended September 30, 2010  had been reduced due to a scheduled stoppage and led us to increase volumes of crude oil exports.

•         International sales (decrease of 16.6%) – the decrease in international sales was due to lower trading volume  (mainly for gasoline), to the sale of San Lorenzo Refinery in Argentina, to the devolution of Ecuador field and also to the scheduled stoppage of the Pasadena Refinery.

18

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. In 2008, 2009 and 2010, we met these requirements with internally generated funds, short-term debt, long-term debt and cash generated by capital increase. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.

Financing Strategy

On July 22, 2011, our Board of Directors approved our Business Plan for 2011 through 2015, providing for planned investments totaling U.S.$224.7 billion for the period. We will continue our policy of extending the term of our debt maturity profile. We intend to fund our financial needs by making use of the financing capacity at the domestic market, in addition to raising debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

The funds raised in our Global Offering in September 2010 will be used for the investments foreseen by our Business Plan mentioned above.

The Business Plan for 2011 was amended and approved by the Board of Directors, providing for revised planned investments in the amount of U.S.$51.9 billion for the year.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process. Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On September 30, 2011, we had cash and cash equivalents of U.S.$17,624 million compared to U.S.$17,633 million at December 31, 2010.

Operating activities provided net cash flows of U.S.$27,862 million in the nine-month period ended September 30, 2011 compared to U.S.$18,633 million in the nine-month period ended September 30, 2010. Cash generated by operating activities was mainly affected by net operating revenues, which increased by U.S.$21,731 million during the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

Net cash used in investing activities decreased to U.S.$27,829 million in the nine-month period ended September 30, 2011 compared to U.S.$42,185 million in the nine-month period ended September 30, 2010. This decrease was primarily due to the total cash of U.S.$10,439 million raised from the Global Offering in the nine-month period ended September 30, 2010. In the nine-month period ended September 30, 2011, we invested a total of U.S.$31,785 million, of which U.S$14,859 million was invested in exploration and production projects in Brazil and U.S.$12,562 million was invested in the modernization of  our refineries.

Net cash provided by financing activities was U.S.$1,661 million in the nine-month period ended September 30, 2011 compared to net cash provided by financing activities of U.S.$33,952 million in the nine-month period ended September 30, 2010. This decrease was primarily due to the capital increase of U.S.$27,472 million generated by the Global Offering at the initial closing on September 29, 2010, to the payment of interest on shareholders’ equity (U.S.$4,581 million) and to the payment of dividends (U.S.$923 million) in the nine-month period ended September 30, 2011.

19

Our net debt increased by 32.9% to U.S.$48,787 million as of September 30, 2011 compared to U.S.$36,701 million as of December 31, 2010, primarily due to the funds raised by PifCo through the issuance of Global Notes (U.S.$6,000 million), to financings obtained by PNBV from financial institutions abroad (U.S.$3,293 million), to the decrease in the Brazilian treasury securities and to the 11.3% decrease in the value of the Real against the U.S. dollar in this period.

	(U.S.$ Million)
Balance sheet data	September 30, 2011	December 31, 2010	Percent Change (September 30, 2011 versus December 31, 2010)	September 30, 2010
Cash and cash equivalents	17,624	17,633	(0.1)	27,451
Brazilian treasury securities	11,535	15,319	(24.7)	6,339
Short-term debt	10,257	8,960	14.5	12,521
Total long-term debt	67,528	60,471	11.7	54,131
Total capital lease obligations	161	222	(27.5)	293
Net debt (1)	48,787	36,701	32.9	33,155
Total shareholders’ equity (2)	175,464	183,397	(4.3)	176,814
Total capitalization (3)	253,410	253,050	0.1	243,759
	(U.S.$ Million)
Reconciliation of net debt	September 30, 2011	December 31, 2010	September 30, 2010
Total long-term debt	67,528	60,471	54,131
Plus short-term debt	10,257	8,960	12,521
Plus total capital lease obligations	161	222	293
Less cash and cash equivalents	17,624	17,633	27,451
Less Brazilian treasury securities	11,535	15,319	6,339
Net debt (1)	48,787	36,701	33,155

The financial leverage level (net debt divided by the sum of net debt and total shareholders’ equity) increased to 21.8% on September 30, 2011, compared to 16.7% on December 31, 2010, remaining at a favorable level and below the maximum limit established by the Company of 35%.

(1)     Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)     Total shareholders’ equity includes adjustments in the amount of U.S.$2,446 million (loss) on September 30, 2011 and U.S.$2,719 million (loss) on December 31, 2010, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)     Total capitalization is calculated as total shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

20

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On September 30, 2011, our total short-term debt amounted to U.S.$10,257 million compared to U.S.$8,960 million on December 31, 2010.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$67,528 million on September 30, 2011 compared to U.S.$60,471 million on December 31, 2010. See Note 10 of our unaudited consolidated financial statements as of September 30, 2011.

Off Balance Sheet Arrangements

As of September 30, 2011, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$31,785 million in the nine-month period ended September 30, 2011, a 4.8% decrease compared to our investments of U.S.$33,394 million in the nine-month period ended September 30, 2010. Our investments in the nine-month period ended September 30, 2011 were primarily directed toward increasing production, modernizing our refineries, expanding our pipeline transportation and distribution systems and increasing biofuels production. Of the total capital expenditures in the nine-month period ended September 30, 2011, U.S.$14,859 million was invested in exploration and development projects in Brazil, including investments financed through project financing.

Activities
	(U.S.$ million)
	For the nine-month periods ended September 30,

	2011	2010
• Exploration and Production	14,859	17,610
• Refining, Transportation and Marketing	12,562	10,147
• Gas and Power	1,668	3,084
• International:
Exploration and Production	1,404	1,473
Refining, Transportation and Marketing	145	56
Distribution	22	26
Gas and Power	30	7
Other	8	5
• Distribution	431	256
• Biofuels	185	37
• Corporate	471	693
Total capital expenditures	31,785	33,394

21

Capital increase with reserves in 2011

The Special General Shareholders’ Meeting held jointly with the General Shareholders’ Meeting on April 28, 2011 approved a capital increase for the Company from U.S.$109,746 million to U.S.$109,760 million, through capitalization of part of undistributed earnings reserve established in 2010 in the amount of U.S.$14 million, in compliance with Brazilian law. This capitalization was accomplished without issuing new shares pursuant to Brazilian law.

Dividends and Interest on Shareholders’ Equity

•         Dividends and interest on shareholders' equity – fiscal year 2010

The proposed dividends as of December 31, 2010 relating to our 2010 earnings, in the amount of U.S.$6,780 million, include interest on shareholders’ equity in the total amount of U.S.$5,857 million, approved by the Board of Directors, as follows:

Portion	Date of board of directors’ approval	Date of shareholders’ position	Date of payment	Value of the portion (US$ million)
1st portion of interest on shareholders’ equity	05.14.2010	05.21.2010	05.31.2010	982
2nd portion of interest on shareholders’ equity	07.16.2010	07.30.2010	08.31.2010	966
3rd portion of interest on shareholders’ equity	10.22.2010	11.01.2010	11.30.2010	1,062
4th portion of interest on shareholders’ equity	12.10.2010	12.21.2010	12.30.2010	1,539
5th portion of interest on shareholders’ equity	02.25.2011	03.21.2011	03.31.2011	1,308
Dividends	02.25.2011	04.28.2011	06.27.2011	923
				6,780

The portions of the interest on shareholders’ equity distributed in advance of the close of the 2010 fiscal year and in 2011 were discounted from the proposed dividends for this year and restated by the SELIC rate from the date of payment to December 31, 2010. The dividend was monetarily restated by the SELIC rate from December 31, 2010 to the date of payment.

Interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

•         Interest on shareholders’ equity – fiscal year 2011

The Company’s Board of Directors approved an advance distribution to the shareholders relating to 2011 earnings in the form of interest on shareholders’ equity, as established by Brazilian law, as follows:

Portion	Date of board of directors’ approval	Date of shareholders’ position	Date of payment	Value of the portion (US$ million)
1st portion of interest on shareholders’ equity	04.29.2011	05.11.2011	05.31.2011	1,602
2nd portion of interest on shareholders’ equity	07.22.2011	08.02.2011	08.31.2011	1,671
3rd portion of interest on shareholders’ equity	10.28.2011	11.11.2011	Not later than 12.31.2011	1,407
				4,680

This interest on shareholders’ equity will be discounted from the payment that will be distributed on the close of the 2011 fiscal year. The amount of interest on shareholders’ equity will be monetarily restated, in accordance with the variation of the SELIC rate from the date of effective payment until the end of 2011.

Interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

22

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010		2011	2010

47,934	48,966	38,859	Sales of products and services	138,022	110,407
			Less:
(9,725)	(9,993)	(7,978)	Value-added, CIDE and other taxes on sales and services	(28,227)	(22,343)
38,209	38,973	30,881	Net operating revenues	109,795	88,064

(24,005)	(24,526)	(18,472)	Cost of sales	(67,564)	(51,185)
(2,457)	(2,590)	(2,078)	Depreciation, depletion and amortization	(7,322)	(6,208)
(845)	(483)	(450)	Exploration, including exploratory dry holes	(1,852)	(1,342)
(2)	-	-	Impairment	(2)	(94)
(2,601)	(2,590)	(2,302)	Selling, general and administrative expenses	(7,513)	(6,502)
(333)	(403)	(288)	Research and development expenses	(1,032)	(736)
(920)	(947)	(1,608)	Other operating expenses	(2,636)	(3,747)
(31,163)	(31,539)	(25,198)	Total costs and expenses	(87,921)	(69,814)

7,046	7,434	5,683	Operating income (loss)	21,874	18,250

128	(232)	248	Equity in results of non-consolidated companies	111	220
1,102	1,103	555	Financial income	3,250	1,479
(30)	(239)	(441)	Financial expense	(657)	(1,263)
885	(3,782)	1,092	Monetary and exchange variation	(2,322)	311
(68)	(101)	(123)	Other taxes	(316)	(334)
2,017	(3,251)	1,331		66	413

9,063	4,183	7,014	Income (Loss) before income taxes	21,940	18,663

			Income tax expense:
(1,191)	(1,347)	(537)	Current	(3,268)	(3,158)
(941)	421	(1,446)	Deferred	(1,839)	(1,872)
(2,132)	(926)	(1,983)	Total income tax expense	(5,107)	(5,030)

6,931	3,257	5,031	Net income for the period	16,833	13,633

(283)	602	(306)	Less: Net income attributable to the non-controlling interest	198	(345)
6,648	3,859	4,725	Net income attributable to Petrobras	17,031	13,288

			Weighted average number of shares outstanding
7,442,454,142	7,442,454,142	5,123,214,908	Common	7,442,454,142	5,090,152,531
5,602,042,788	5,602,042,788	3,739,610,160	Preferred	5,602,042,788	3,713,832,071

0.51	0.30	0.53	Basic and diluted earnings per share Common and preferred	1.31	1.51

			Basic and diluted earnings per ADS
1.02	0.60	1.06	Common and preferred	2.62	3.02

23

Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of September 30, 2011	As of December 31, 2010
Assets
Current assets
Cash and cash equivalents	17,624	17,633
Marketable securities	11,546	15,612
Accounts receivable, net	11,200	10,572
Inventories Recoverable taxes	14,636 6,685	11,834 5,260
Other current assets	3,108	2,952
Total current assets	64,799	63,863

Property, plant and equipment, net	220,306	218,567

Investments in non-consolidated companies and other investments	5,266	6,312

Non-current assets
Accounts receivable, net	2,871	2,905
Advances to suppliers	3,007	3,077
Petroleum and alcohol account – receivable from Federal Government	448	493
Marketable securities	2,924	3,099
Restricted deposits for legal proceedings and guarantees	1,573	1,674
Recoverable taxes	5,067	6,407
Other assets	2,695	2,286
Total non-current assets	18,585	19,941

Total assets	308,956	308,683

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	11,513	10,468
Current debt	10,257	8,960
Current portion of capital lease obligations	76	105
Taxes payable	6,036	6,033
Payroll and related charges	2,362	2,617
Dividends and interest on capital payable	1,407	2,158
Other current liabilities	4,180	3,211
Total current liabilities	35,831	33,552

Long-term liabilities
Long-term debt	67,528	60,471
Capital lease obligations	85	117
Employees’ post-retirement benefits obligation Pension and Health care	13,035	13,740
Deferred income taxes	12,982	12,704
Other liabilities	4,031	4,702
Total long-term liabilities	97,661	91,734

Shareholders' equity
Shares authorized and issued:
Preferred share – 2011 and 2010 - 5,602,042,788 shares	45,846	45,840
Common share – 2011 and 2010 - 7,442,454,142 shares	63,914	63,906
Additional paid in capital	(24)	(86)
Reserves and others	64,428	71,834
Petrobras’ Shareholders' Equity	174,164	181,494

Non-controlling interest	1,300	1,903

Total shareholders’ equity	175,464	183,397

Total liabilities and shareholders’ equity	308,956	308,683

24

Statement of Cash Flows Data

(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2011	3Q-2011	3Q-2010		2011	2010

			Cash flows from operating activities
6,931	3,257	5,031	Net income for the period	16,833	13,633

			Adjustments to reconcile net income to net cash provided by operating activities:
2,457	2,590	2,078	Depreciation, depletion and amortization	7,322	6,208
447	172	184	Dry hole costs	944	731
(128)	232	(248)	Equity in the results of non-consolidated companies	(111)	(220)
249	5,279	(1,377)	Exchange variation, monetary and financial charges	5,724	(384)
941	(421)	1,446	Deferred income taxes	1,839	1,872
(127)	24	379	Other	454	1,104

			Working capital adjustments

			Decrease (increase) in assets

(897)	(559)	(1,665)	Increase in accounts receivable, net	(1,940)	(2,999)
(1,233)	(482)	(842)	Increase in inventories	(4,190)	(1,188)
184	(97)	(538)	Decrease (increase) in advances to suppliers	76	(439)

			Increase (decrease) in liabilities

(78)	988	2,435	Increase (decrease) in suppliers	2,210	1,676
(68)	58	(24)	Increase (decrease) in contingencies	(6)	422
(143)	(844)	(526)	Decrease in taxes payable, net of recoverable taxes	(1,105)	(2,038)
835	(726)	(941)	Other	(188)	255

9,370	9,471	5,392	Net cash provided by operating activities	27,862	18,633

(9,791)	(12,070)	(14,007)	Additions to property, plant and equipment	(31,785)	(33,394)
(2,089)	3,159	(6,743)	Marketable securities and other investments activities	3,956	(8,791)

(11,880)	(8,911)	(20,750)	Net cash used in investing activities	(27,829)	(42,185)

-	-	27,472	Issuance of common and preferred shares	-	27,472
4,242	4,116	6,932	Proceeds from issuance and draw-down of short-term and long-term debt	17,506	19,417
(3,645)	(4,871)	(5,231)	Payments of short-term and long-term debt	(10,765)	(9,866)
(2,568)	(1,477)	(674)	Dividends and interest on shareholders’ equity paid to shareholders and minority interest	(5,080)	(3,071)

(1,971)	(2,232)	28,499	Net cash provided by (used in) financing activities	1,661	33,952
(4,481)	(1,672)	13,141	Increase (decrease) in cash and cash equivalents	1,694	10,400
172	(2,393)	1,338	Effect of exchange rate changes on cash and cash equivalents	(1,703)	882
25,998	21,689	12,972	Cash and cash equivalents at beginning of period	17,633	16,169
21,689	17,624	27,451	Cash and cash equivalents at the end of period	17,624	27,451

25

Income Statement by Segment

For the nine-month period ended September 30, 2011

U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR (1)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	387	60,652	6,408	29	9,666	32,653	-	-	109,795
Inter-segment net operating revenues	54,755	28,827	985	198	2,825	585	-	(88,175)	-

Net operating revenues

	55,142	89,479	7,393	227	12,491	33,238	-	(88,175)	109,795

Cost of sales	(19,883)	(91,171)	(3,567)	(244)	(9,243)	(30,561)	-	87,105	(67,564)
Depreciation, depletion and amortization	(4,842)	(814)	(623)	(22)	(627)	(172)	(222)	-	(7,322)
Exploration, including exploratory dry holes	(1,598)	-	-	-	(254)	-	-	-	(1,852)
Impairment	-	-	-	-	(2)	-	-	-	(2)
Selling, general and administrative expenses	(346)	(2,365)	(616)	(48)	(664)	(1,685)	(1,879)	90	(7,513)
Research and development expenses	(565)	(166)	(58)	(9)	-	(4)	(230)	-	(1,032)
Other operating expenses	(268)	(305)	(185)	(27)	(523)	41	(1,417)	48	(2,636)
Cost and expenses	(27,502)	(94,821)	(5,049)	(350)	(11,313)	(32,381)	(3,748)	87,243	(87,921)

Operating income (loss)	27,640	(5,342)	2,344	(123)	1,178	857	(3,748)	(932)	21,874

Equity in results of non-consolidated companies	(2)	(31)	154	4	(42)	4	24	-	111
Financial income (expenses), net	-	-	-	-	-	-	271	-	271
Other taxes	(33)	(36)	(54)	-	(71)	(21)	(101)	-	(316)

Income (Loss) before income taxes	27,605	(5,409)	2,444	(119)	1,065	840	(3,554)	(932)	21,940

Income tax benefits (expense)	(9,386)	1,828	(778)	43	(171)	(284)	3,325	316	(5,107)
Net income (loss) for the period	18,219	(3,581)	1,666	(76)	894	556	(229)	(616)	16,833
Less: Net income (loss) attributable to the non-controlling interest	8	7	(6)	-	(7)	-	196	-	198

Net income (loss) attributable to Petrobras	18,227	(3,574)	1,660	(76)	887	556	(33)	(616)	17,031

 (1)  As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

26

Income Statement by Segment

For the nine-month period ended September 30, 2010

U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB	CORPOR. (1)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	217	48,358	5,242	14	7,725	26,508	-	-	88,064
Inter-segment net operating revenues	39,293	23,815	639	205	2,022	539	-	(66,513)	-

Net operating revenues

	39,510	72,173	5,881	219	9,747	27,047	-	(66,513)	88,064

Cost of sales	(14,981)	(66,623)	(3,963)	(200)	(6,965)	(24,708)	-	66,255	(51,185)
Depreciation, depletion and amortization	(4,093)	(758)	(351)	(17)	(645)	(158)	(187)	1	(6,208)
Exploration, including exploratory dry holes	(1,026)	-	-	-	(316)	-	-	-	(1,342)
Impairment	-	-	(44)	-	(50)	-	-	-	(94)
Selling, general and administrative expenses	(302)	(2,152)	(591)	(27)	(630)	(1,313)	(1,591)	104	(6,502)
Research and development expenses	(357)	(126)	(82)	-	(3)	(3)	(165)	-	(736)
Other operating expenses	(841)	(846)	(172)	(21)	(196)	(41)	(1,614)	(16)	(3,747)
Cost and expenses	(21,600)	(70,505)	(5,203)	(265)	(8,805)	(26,223)	(3,557)	66,344	(69,814)

Operating income (loss)	17,910	1,668	678	(46)	942	824	(3,557)	(169)	18,250

Equity in results of non-consolidated companies	91	1	115	(5)	17	-	1	-	220
Financial income (expenses), net	-	-	-	-	-	-	527	-	527
Other taxes	(109)	(37)	(15)	(1)	(65)	(13)	(94)	-	(334)

Income (Loss) before income taxes	17,892	1,632	778	(52)	894	811	(3,123)	(169)	18,663

Income tax benefits (expense)	(6,052)	(555)	(226)	16	(142)	(277)	2,149	57	(5,030)
Net income (loss) for the period	11,840	1,077	552	(36)	752	534	(974)	(112)	13,633
Less: Net income (loss) attributable to the non-controlling interest	103	(37)	8	-	(57)	-	(362)	-	(345)

Net income (loss) attributable to Petrobras	11,943	1,040	560	(36)	695	534	(1,336)	(112)	13,288

(1) As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

27

Other Operating Expenses by Segment

For the nine-month period ended September 30, 2011

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Employee benefit expense for non-active participants	-	-	-	-	-	-	(770)	-	(770)
Unscheduled stoppages of plant and equipment	(360)	(36)	(45)	-	(154)	-	-	-	(595)
Institutional relations and cultural projects	(28)	(21)	(4)	-	(8)	(40)	(470)	-	(571)
Allowance for marking inventory to market value	4	(92)	-	(15)	(294)	-	-	-	(397)
Expenses related to collective bargaining agreement	(132)	(62)	(14)	-	(11)	-	(146)	-	(365)
HSE expenses	(36)	(57)	(4)	-	(48)	-	(132)	-	(277)
Losses from legal and administrative proceedings	(50)	(27)	(5)	-	(10)	(34)	(110)	-	(236)
Results from sales and write-off of assets	(28)	(9)	(29)	-	(58)	-	(37)	-	(161)
Idle capacity at thermoelectric power plants	-	-	(111)	-	-	-	-	-	(111)
Government subsidies, incentives and donations	65	120	51	-	-	-	-	-	236
Gains from legal and arbitral proceedings	210	-	-	-	-	-	213	-	423
Other	87	(121)	(24)	(12)	60	115	35	48	188
	(268)	(305)	(185)	(27)	(523)	41	(1,417)	48	(2,636)

 (1)  As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

For the nine-month period ended September 30, 2010

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Employee benefit expense for non-active participants	-	-	-	-	-	-	(640)	-	(640)
Unscheduled stoppages of plant and equipment	(108)	(10)	(44)	-	-	-	-	-	(162)
Institutional relations and cultural projects	(28)	(17)	(8)	-	(2)	(33)	(362)	-	(450)
Allowance for marking inventory to market value	-	(41)	-	(3)	(250)	-	-	-	(294)
Expenses related to collective bargaining agreement	(131)	(79)	(13)	-	(9)	(7)	(129)	-	(368)
HSE expenses	(32)	(43)	(2)	-	-	-	(86)	-	(163)
Losses from legal and administrative proceedings	(339)	(139)	(1)	-	(10)	(104)	(311)	-	(904)
Results from sales and write-off of assets	(6)	(7)	(1)	-	17	-	(1)	-	2
Idle capacity at thermoelectric power plants	-	-	(156)		-	-	-	-	(156)
Government subsidies, incentives and donations	59	113	7	-	-	-	-	-	179
Losses in exchange of investments	-	(412)	-	-	-	-	-	-	(412)
Other	(256)	(211)	46	(18)	58	103	(85)	(16)	(379)
	(841)	(846)	(172)	(21)	(196)	(41)	(1,614)	(16)	(3,747)

 (1)  As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

28

Selected Balance Sheet Data by Segment

	For the nine-month period ended September 30, 2011 U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB	CORPOR. (1)	ELIMIN.	TOTAL

Current assets

	5,310	20,024	2,422	138	3,532	4,231	35,443	(6,301)	64,799
Cash and cash equivalents	-	-	-	-	-	-	17,624	-	17,624
Other current assets	5,310	20,024	2,422	138	3,532	4,231	17,819	(6,301)	47,175

Investments in non-consolidated companies and other investments	3	2,567	652	777	924	220	123	-	5,266

Property, plant and equipment, net	129,563	51,298	22,912	301	9,973	2,648	3,611	-	220,306

Non-current assets	3,833	3,434	1,564	5	2,398	653	7,059	(361)	18,585

Total assets	138,709	77,323	27,550	1,221	16,827	7,752	46,236	(6,662)	308,956

             (1)  As of 2011 the assets of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

29

Selected Balance Sheet Data by Segment

Year ended December 31, 2010

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Current assets

	3,473	16,305	2,904	121	3,279	4,196	38,895	(5,310)	63,863
Cash and cash equivalents	-	-	-	-	-	-	17,633	-	17,633
Other current assets	3,473	16,305	2,904	121	3,279	4,196	21,262	(5,310)	46,230

Investments in non-consolidated companies and other investments	296	3,056	813	688	1,078	257	124	-	6,312

Property, plant and equipment, net	129,913	46,844	24,725	356	9,519	2,730	4,480	-	218,567

Non-current assets	3,511	3,282	1,465	10	2,294	346	9,033	-	19,941

Total assets

	137,193	69,487	29,907	1,175	16,170	7,529	52,532	(5,310)	308,683

       (1)  As of 2011 the assets of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

30

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of September 30, 2011)

	13,283	3,228	744	947	1,643	(3,018)	16,827

STATEMENT OF INCOME

(For the nine-month period ended September 30, 2011)

Net Operating Revenues

	3,519	6,474	427	3,727	-	(1,656)	12,491

Net operating revenues from third parties	733	4,831	392	3,702	-	8	9,666
Inter-segment net operating revenues	2,786	1,643	35	25	-	(1,664)	2,825

Net income (loss) attributable to Petrobras

	1,184	(87)	12	46	(275)	7	887

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2010)

	12,248	3,137	763	974	1,654	(2,606)	16,170

STATEMENT OF INCOME

(For the nine-month period ended September 30, 2010)

Net Operating Revenues

	2,688	5,418	402	3,011	-	(1,772)	9,747

Net operating revenues from third parties	510	3,838	372	2,985	-	20	7,725
Inter-segment net operating revenues	2,178	1,580	30	26	-	(1,792)	2,022

Net income (loss) attributable to Petrobras

	869	(6)	78	33	(274)	(5)	695

31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.